 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

LuxUrban Hotels Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

21985R105
(CUSIP Number)

November 12, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21985R105

1	NAME OF REPORTING PERSON

DPG 2022 Irrevocable IG Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		33,333,333*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

33,333,333*
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,333,333*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%**
12	TYPE OF REPORTING PERSON

OO

* Consists of (i) 16,666,667 Shares issuable upon conversion of secured convertible notes, subject to the 9.99% Blocker (as defined in Item 4), and (ii) 16,666,667 Shares issuable upon exercise of warrants, subject to the 9.99% Blocker.

** As more fully described in Item 4, conversion of the secured convertible notes and exercise of the warrants are each subject to the 9.99% Blocker and the percentage set forth on row (11) gives effect to the 9.99% Blocker.

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CUSIP No. 21985R105

1	NAME OF REPORTING PERSON

IconTrust, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		33,333,333*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	7	SOLE DISPOSITIVE POWER

33,333,333*
	8	SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,333,333*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

OO

* Consists of (i) 16,666,667 Shares issuable upon conversion of secured convertible notes, subject to the 9.99% Blocker (as defined in Item 4), and (ii) 16,666,667 Shares issuable upon exercise of warrants, subject to the 9.99% Blocker.

** As more fully described in Item 4, conversion of the secured convertible notes and exercise of the warrants are each subject to the 9.99% Blocker and the percentage set forth on row (11) gives effect to the 9.99% Blocker.

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CUSIP No. 21985R105

Item 1(a).	Name of Issuer:

LuxUrban Hotels Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

215 Biscayne Blvd Suite 253

Miami, Florida 33137

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Item 2(c).	Citizenship:

DPG 2022 Irrevocable IG Trust (“DPG”)
3625 S. Town Center Dr.
Suite 100
Las Vegas, Nevada 89135
Citizenship: Nevada

IconTrust, LLC (the “Trustee”)
3625 S. Town Center Dr.,

Ste. 100

Las Vegas, NV 89135
Citizenship: Delaware

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

21985R105

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CUSIP No. 21985R105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof: (i) subject to the 9.99% Blocker, DPG beneficially owns 33,333,333 Shares (comprising 16,666,667 Shares initially issuable upon conversion of secured convertible notes and 16,666,667 Shares initially issuable upon exercise of warrants) and (ii) subject to the 9.99% Blocker, the Trustee, as trustee of DPG, may be deemed to be the beneficial owner of 33,333,333 Shares (comprising 16,666,667 Shares initially issuable upon conversion of secured convertible notes and 16,666,667 Shares initially issuable upon exercise of warrants).

(b)	Percent of class:

As of the date hereof, DPG beneficially owned and the Trustee may be deemed to beneficially own 9.99% of the Shares (based upon 151,854,265 Shares outstanding, which is the number of Shares reported as outstanding in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 13, 2024).

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CUSIP No. 21985R105

Pursuant to the terms of the secured convertible notes and warrants, the Reporting Persons cannot convert or exercise any of the secured convertible notes and warrants if the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding Shares (the “9.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert or exercise all of such secured convertible notes and warrants due to the 9.99% Blocker.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

33,333,333 Shares.

(ii)	Shared power to vote or to direct the vote:

0 Shares.

(iii)	Sole power to dispose or to direct the disposition of:

33,333,333 Shares.

(iv)	Shared power to dispose or to direct the disposition of:

0 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 21985R105

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2024

DPG 2022 Irrevocable IG Trust
By: IconTrust, LLC, Trustee
By:	/s/ Brian Simmons
	Name:	Brian Simmons
	Title:	Trust Officer

IconTrust, LLC, Trustee
By:	/s/ Brian Simmons
	Name:	Brian Simmons
	Title:	Trust Officer

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